FORM 6-K

                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                     REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 or 15d-16 OF
                   THE SECURITIES EXCHANGE ACT OF 1934
                          FOR March 30, 2006

                       DYNAMOTIVE ENERGY SYSTEMS CORPORATION
               (Exact name of Registrant as specified in its charter)

                           -----------------


                      Suite 230-1700 West 75th Avenue
                                Vancouver, BC
                                Canada V6P 6G2
                                (604) 267-6000
                     (Address of principal executive offices)

                           -----------------

           [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                       FORM 20-F  X    FORM 40-F
                                 ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             YES         NO  X
                                 ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable














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FORM 27

MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE SECURITIES ACT (BRITISH COLUMBIA)


1.    Reporting Issuer
      ----------------

      DynaMotive Energy Systems Corporation
      230-1700 West 75th Avenue
      Vancouver, BC V6P 6G2

      Tel. (604) 267-6013

2.    Date of Material Change
      -----------------------

      March 29, 2006

3.    Press Release
      -------------

      March 29, 2006

4.   Summary of Material Change
     --------------------------

Vancouver, BC, DynaMotive Energy Systems Corporation (OTCBB: DYMTF) announced that it has licensed a 200 tpd pyrolysis plant with an option for two further plants of similar size to Rika Ltd., a company that has extensive operations in Latvia and Ukraine and with whom DynaMotive had entered previously into a territorial license agreement. Under the Agreement, Rika has the option to order two further plants and will be guaranteed fabrication slots in 2007 if such option is exercised within 12 months of the signature date. The Company confirmed that it has received advance deposits for the license fee at the time of release under the terms of the license agreement.

Rika Ltd. and DynaMotive disclosed that the plant will be located at one of Rika?s farm operations in the Ukraine which covers 8,700 hectares of land. The farm would be capable of supporting the three plants envisaged under the licensing agreement signed.

Under terms previously agreed upon, Consensus Business Group was granted the right of first refusal for financing of biomass development and infrastructure in Europe.

Fabrication of the plant licensed will take place in British Columbia, Canada and will be managed by DynaMotive and Tecna. The Company further disclosed that it is in advanced negotiations with Mitsubishi Canada Ltd. to enhance fabrication capabilities and its international reach.

DynaMotive confirmed that the license fee for the 200 tpd plant is based on a capacity factor and further established future royalty fees based on production and market value of output. Market value is defined as the gross revenues from commercial sales of BioOil, char or other by-products including heat or power produced at the site using the application of DynaMotive?s technology. The licensing agreement further envisages technical support activities and access to plant upgrades and future products developed from BioOil during the lifetime of the project.



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5.    Full Description of Material Change
      -----------------------------------

      Please see attached press release

6.    Reliance on Section 85(2) of the Act
      ------------------------------------

         N/A

7.    Omitted Information
      -------------------

      N/A

8.    Senior Officers
      ---------------

The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

      Andrew Kingston
      President & CEO
      6876 Churchill Street
      Vancouver, BC V6P 5B3
      (604) 267-6013

9.    Statement of Senior Officer
      ---------------------------

      The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C. as of the 29th day of March 2006.


              DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                            (signed)       "Andrew Kingston"
                                            ---------------
                                            Andrew Kingston
                                            President & CEO





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IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO
BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

























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DYNAMOTIVE ENERGY SYSTEMS CORPORATION	          News Release: March 29th, 2006

DynaMotive Signs License for 200 tpd Plant with Option for Two More in Ukraine
 Fabrication to Take Place in British Columbia, Canada

Vancouver, BC, DynaMotive Energy Systems Corporation (OTCBB: DYMTF) announced that it has licensed a 200 tpd pyrolysis plant with an option for two further plants of similar size to Rika Ltd., a company that has extensive operations in Latvia and Ukraine and with whom DynaMotive had entered previously into a territorial license agreement. Under the Agreement, Rika has the option to order two further plants and will be guaranteed fabrication slots in 2007 if such option is exercised within 12 months of the signature date. The Company confirmed that it has received advance deposits for the license fee at the time of release under the terms of the license agreement.

Rika Ltd. and DynaMotive disclosed that the plant will be located at one of Rika's farm operations in the Ukraine which covers 8,700 hectares of land. The farm would be capable of supporting the three plants envisaged under the licensing agreement signed.

Under terms previously agreed upon, Consensus Business Group was granted the right of first refusal for financing of biomass development and infrastructure in Europe.

Fabrication of the plant licensed will take place in British Columbia, Canada and will be managed by DynaMotive and Tecna. The Company further disclosed that it is in advanced negotiations with Mitsubishi Canada Ltd. to enhance fabrication capabilities and its international reach.

DynaMotive confirmed that the license fee for the 200 tpd plant is based on a capacity factor and further established future royalty fees based on production and market value of output. Market value is defined as the gross revenues from commercial sales of BioOil, char or other by-products including heat or power produced at the site using the application of DynaMotive?s technology. The licensing agreement further envisages technical support activities and access to plant upgrades and future products developed from BioOil during the lifetime of the project.

DynaMotive wishes to acknowledge the support of Technology Partnerships Canada
(TPC) in the development of its 200 tpd pyrolysis plant platform which is now being successfully marketed in Canada and internationally. TPC was instrumental in providing financial support for the development and scale up of DynaMotive's technology, its product and application through a technical contribution agreement entered into in 1996.


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DynaMotive's technology was successfully demonstrated at scale with further support of Sustainable Development Technology Canada. The West Lorne Facility the first BioOil cogeneration plant to be built has provided the demonstration platform for the commercialization of the technology.

About Rika Ltd.
Rika Ltd., established in 1992, is a Latvian holding company with a number of subsidiaries. Among the Compan's major activities is the participation in a consortium currently building a 100,000 tonnes per annum biodiesel plant in Latvia and the development of energy crops in the Ukraine through Rika Bio Fuels Ltd., a Ukrainian company controlling 23,000 hectares of farm land.

About DynaMotive
DynaMotive?s BioOil is produced using patented technology that converts forest and agricultural wastes such as bark, sawdust and sugar cane bagasse into a liquid fuel. Unlike fossil fuels, BioOil is renewable, clean burning, low in emissions and is greenhouse gas neutral. As a clean fuel for power generation in gas turbines, diesel engines and boilers, BioOil presents significant market opportunities. The Company and its partners are also engaged in research and development on a range of derivative products that will further enhance the market and value for BioOil as an alternative fuel and product source.

(For further details on the press briefing regarding this announcement, please visit www.dynamotive.com)


For more information on DynaMotive, please call:
Corporate Communications:
Tel: (604) 267-6000
Toll Free (in North America):  1-877-863-2268
Fax:  (604) 267-6005
Email: info@dynamotive.com
Website: www.dynamotive.com

Forward Looking Statement
Statements in this news release concerning the company's business outlook or future economic performance; anticipated profitability, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, future capital needs, changes and delays in product development plans and schedules, customer acceptance of new products, changes in pricing or other actions by competitors, patents owned by the Company and its competitors, and general economic conditions, as well as other risks detailed in the Company?s filings with the Securities and Exchange Commission


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